UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              ---------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              Invacare Corporation
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                Ohio                                        95-2680965
--------------------------------------------------------------------------------
(State of Incorporation or Organization)    (I.R.S. Employer Identification no.)

             One Invacare Way, P.O. Box 4028, Elyria, Ohio              44036
--------------------------------------------------------------------------------
                 (Address of Principal Executive Offices)             (Zip Code)

If this form relates to the             If this form relates to the
registration of a class of securities   registration of a class of securities
pursuant to Section 12(b)of the         pursuant to Section 12(g) of the
Exchange Act and is effective pursuant  Exchange Act and is effective pursuant
to General Instruction A.(c), please    to General Instruction A.(d), please
check the following box.  [X]           check the following box.  [ ]


Securities Act registration statement file number to which this form relates:
N/A


Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                    Name of Each Exchange on Which
      to be so Registered                    Each Class is to be Registered
      -------------------                    ------------------------------

Rights to Purchase Preferred Shares             New York Stock Exchange
of Invacare Corporation, without par value


       Securities to be registered pursuant to Section 12(g) of the Act:
       -----------------------------------------------------------------
                                       N/A

Item 1. Description Of Registrant's Securities To Be Registered.

     Effective July 8, 2005, the Board of Directors of Invacare Corporation (the "Company") adopted a new shareholder rights plan, as set forth in the Rights Agreement, dated July 8, 2005, between the Company and National City Bank, as Rights Agent (the "Rights Agreement"). The Rights Agreement replaces the Company's previous shareholder rights plan which expired on July 7, 2005. In order to implement the new Rights Agreement, the Board of Directors declared a dividend of one Right for each outstanding share of the Company's Common Shares and Class B Common Shares to shareholders of record at the close of business on July 19, 2005 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a Series A Participating Serial Preferred Share, without par value (the "Preferred Shares"), at a Purchase Price of $180.00 in cash, subject to adjustment. The new Rights replace the rights that were outstanding pursuant to the Company's previous shareholder rights plan, which rights expired in accordance with their terms on July 7, 2005. The description and terms of the Rights are set forth in the Rights Agreement.

     The following summary of the principal terms of the Rights Agreement is a general description only and is qualified in its entirety by reference to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is incorporated herein by reference as Exhibit 2.2 hereto. Unless the context otherwise requires, the capitalized terms used herein shall have the meanings ascribed to them in the Rights Agreement.

Rights Initially Evidenced by Common Share Certificates; Distribution Date

     Initially, the Rights are not exercisable and will be attached to all certificates representing outstanding Common Shares and Class B Common Shares, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Shares and Class B Common Shares, and the "Distribution Date" will occur, upon the earlier of (i) 10 business days following the first date of a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of shares representing 30% or more of the outstanding voting power of the Company (the "Share Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning shares representing 30% or more of the outstanding voting power of the Company. The Distribution Date may be deferred in circumstances determined by the Board of Directors. In addition, certain inadvertent acquisitions will not trigger the occurrence of the Distribution Date. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the certificates for Common Shares and Class B Common Shares outstanding on the Record Date, together with the Summary of Rights attached to the Rights Agreement, or by new certificates for Common Shares and Class B Common Shares issued after the Record Date which contain a notation incorporating the Rights Agreement by reference,
(ii) the Rights will be transferred with and only with such certificates for Common Shares and Class B Common Shares; and (iii) the surrender for transfer of any certificates for Common Shares or Class B Common Shares outstanding (with or without a copy of this Summary of Rights or such notation) will also constitute the transfer of the Rights associated with the Common Shares or Class B Common Shares represented by such certificate.

Issuance of Rights Certificates; Expiration of Rights

     The Rights are not exercisable until the Distribution Date and will expire upon the close of business on July 8, 2015 (the "Final Expiration Date") unless earlier redeemed or exchanged as described below. As soon as practicable after the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares and Class B Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except for Common Shares and Class B Common Shares issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares or pursuant to any employee benefit plan or arrangement, only Common Shares and Class B Common Shares issued prior to the Distribution Date will be issued with Rights.

Right to Buy Company Common Shares

     In the event that any Person becomes an Acquiring Person, then, promptly following the occurrence of the later of the Share Acquisition Date and the Distribution Date, each holder of a Right (except as provided below and in Section 7(e) of the Rights Agreement) shall thereafter have the right to receive, upon exercise, that number of Common Shares of the Company (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) per Common Share at the date of the occurrence of such event. However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable by the Company as described below. Notwithstanding any of the foregoing, following the occurrence of such event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The event summarized in this paragraph is referred to as a "Section 11(a)(ii) Event."

     For example, at an exercise price of $180 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Section 11(a)(ii) Event would entitle its holder to purchase for $180 such number of Common Shares (or other consideration, as noted above) as equals $180 divided by one-half of the current market price (as defined in the Rights Agreement) of the Common Shares. Assuming that the Common Shares had a market price of $45 per share at such time, the holder of each valid Right would be entitled to purchase eight Common Shares, having a market value of 8 x $45, or $360, for $180.

Right to Buy Acquiring Company Shares

     In the event that, at any time after any Person becomes an Acquiring Person, (i) the Company is consolidated with, or merged with and into, another entity and the Company is not the surviving entity of such consolidation or merger or if the Company is the surviving entity, but its outstanding Common Shares are changed or exchanged for shares or securities (of any other person) or cash or any other property, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall, after the latest of the Share Acquisition Date, the Distribution Date and the occurrence of such event, have the right to receive, upon exercise, that number of common shares of the acquiring company which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) of such common shares at the date of the occurrence of the event. The events summarized in this paragraph are referred to as "Section 13 Events." A Section 11(a)(ii) Event and Section 13 Events are collectively referred to as "Triggering Events."

     For example, at an exercise price of $180 per Right, each valid Right following a Section 13 Event would entitle its holder to purchase for $180 such number of common shares of the acquiring company as equals $180 divided by one-half of the current market price (as defined in the Rights Agreement) of such common shares. Assuming that such common shares had a market price of $45 per share at such time, the holder of each valid Right would be entitled to purchase eight common shares of the acquiring company, having a market value of 8 x $45, or $360, for $180.

Exchange Provision

     At any time after the occurrence of a Section 11(a)(ii) Event, when no person owns shares representing a majority of the outstanding voting power of the Company, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share (or of a share of a class or series of the Company's preferred shares having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Adjustments to Prevent Dilution

     The Purchase Price payable, and the number of units of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) if holders of the Preferred Shares are granted certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the then-current market price (as defined in the Rights Agreement) of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with each Common Share and Class B Common Share is also subject to adjustment in the event of a share split of the Common Shares or Class B Common Shares or a share dividend on the Common Shares or Class B Common Shares payable in Common Shares or Class B Common Shares or subdivisions, consolidations or combinations of the Common Shares or Class B Common Shares occurring, in any such case, prior to the Distribution Date.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Preferred Shares (other than fractions which are integral multiples of one one-thousandth of a Preferred Share) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

Redemption

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to receive, when, as and if declared by the Board of Directors, a minimum preferential quarterly dividend payment of $10 per share or, if greater, an aggregate dividend of 1,000 times the dividend declared per Common Share or Class B Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1,000 per share, plus an amount equal to accrued and unpaid dividends, and will be entitled to an aggregate payment of 1,000 times the payment made per Common Share or Class B Common Share. Each Preferred Share will have one vote, voting together with the Common Shares and Class B Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares and/or Class B Common Shares are changed or exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share or Class B Common Share. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Shares' dividend and liquidation rights, the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     At any time prior to the earlier of the tenth Business Day (or such later date as may be determined by the Board of Directors of the Company) after the Share Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"), payable in cash or shares. Immediately upon the redemption of the Rights or such earlier time as established by the Board in the resolution ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights may also be redeemable following certain other circumstances specified in the Rights Agreement.

No Shareholders' Rights Prior to Exercise

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. Although the distribution of the Rights should not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common shares of the acquiring company as set forth above.

Amendment of Rights Agreement

     Any provision of the Rights Agreement, other than the redemption price, may be amended by the Board prior to such time as the Rights are no longer redeemable. Once the Rights are no longer redeemable, the Board's authority to amend the Rights is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of Rights.

Certain Anti-Takeover Effects

     The Rights are intended to protect the shareholders of the Company in the event of an unfair or coercive offer to acquire the Company and to provide the Board with adequate time to evaluate unsolicited offers. The Rights may have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its shareholders, as determined by a majority of the Board. The Rights should not interfere with any merger or other business combination approved by the Board.


Item 2. Exhibits.

      Exhibit No.   Description of Exhibit
      ----------    ----------------------

      2.1 Certificate of Amendment to Amended and Restated Articles of Incorporation of Invacare Corporation, classifying and designating the Series A Participating Serial Preferred Shares (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Invacare Corporation on July 8, 2005).

      2.2 Rights Agreement between Invacare Corporation and National City Bank, dated as of July 8, 2005, including the Form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares (incorporated herein by reference to
                    Exhibit 4.1 to the Current Report on Form 8-K filed by Invacare Corporation on July 8, 2005).

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                            INVACARE CORPORATION



                                         By:/s/ A. Malachi Mixon, III
                                            ------------------------------------
                                            A. Malachi Mixon, III
                                            Chairman and Chief Executive Officer



Date:  July 8, 2005

                                  EXHIBIT INDEX


      Exhibit No.   Description of Exhibit
      ----------    ----------------------

      2.1 Certificate of Amendment to Amended and Restated Articles of Incorporation of Invacare Corporation, classifying and designating the Series A Participating Serial Preferred Shares (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Invacare Corporation on July 8, 2005).

      2.2 Rights Agreement between Invacare Corporation and National City Bank, dated as of July 8, 2005, including the Form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares (incorporated herein by reference to
                    Exhibit 4.1 to the Current Report on Form 8-K filed by Invacare Corporation on July 8, 2005).



                                      E-1